P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J7

September 14, 2006	Symbol – TSX & AIM: KGI

First Quarter Results;
Substantial Development of Upper D Zone
and Completion of New Infrastructure

Kirkland Lake Gold Inc. (the “Company”) announces the financial, operational and exploration results for its first quarter of its 2007 fiscal year, which started May 1, 2006 and ended July 31, 2006.

Overview

During the quarter, operations processed 36,742 tons of ore grading 0.357 ounces of gold per ton for total production of 12,707 recovered ounces of gold versus a forecast of 19,378 ounces of gold. Operating revenue for the quarter based on ounces produced was $8,517,052 and operating costs were $8,098,549. In the quarter the Company spent $1,982,308 on exploration which was expensed, and is included in the loss of $3,295,420 for the first quarter ($0.06 per share).

“The quarter’s operational shortfalls occurred due to problems related to paste filling and long hole mining . To address these problems, management was added, departments were reorganized, and structural investment in the paste fill system was made”, said Brian Hinchcliffe, Company president. ”On the other hand, it was the most successful exploration quarter that we have had, and are pleased to see the results from the decision to develop the exploration level to the south.”

The reserves and resources of the New Ore System to the south (of the geological structure that has produced 24 million ounces of gold over the last almost 100 years), were estimated at the end of the Company’s fiscal year (April 30, 2006) to be 136,000 ounces probable reserves, 267,000 ounces inferred resources, and 8,000 ounces indicated resources. Most of these ounces were found in 2006. A new estimate is currently being calculated to incorporate reserves and resources added in the first quarter of fiscal 2007.

FISCAL 2006 YEAR END RESERVES & RESOURCES IN NEW ORE SYSTEM:

	TONS	GRADE	OUNCES
Reserves:
Probable	246,000	0.56	136,000
Resources:
Indicated	22,000	0.39	8,000
Inferred	399,000	0.67	267,000

The 5300-foot level exploration cross-cut has been advanced 1,452 feet to the south, encountering multiple ore zones. Drifting on two of these zones produced 625 ounces of gold in July from 1170 tons. While exploring the area ahead of the drift (see news release dated September 5th, 2006), drill hole 50-740 intersected 5.57 ounces of gold per ton (“opt”) over a core length of 50 feet, including 181.5 opt over a core length of 1.0 feet.

In fiscal 2006 the drill cost per ounce found was $5.34/ounce. Current drilling is at comparable rates.

To date , fourteen mineralized zones have been identified south of the Main Break, eight of which are in the area encompassing the New South/LK Zone. The number of new zones in the new ore system to the South, combined with the lateral and vertical potential of each of these, suggest that they will cumulatively have a very positive effect on the reserves and resources as the Company continues its exploration campaign

Steps taken during the quarter to address operational problems included:

a)

The problems of blockage of the paste fill system have been rectified by the design and construction of an internal device to segregate falling rock. Department reorganization has separated the paste fill area from the long hole drilling and blasting department, and dedicated underground and surface managers now are responsible for paste preparation and filling. Long hole mining scheduling was moved from a seven day cycle to a Monday to Friday, double shifted cycle, with managers on both shifts.

b)	The dilution from the ore pass system was stopped by switching to the waste pass (at the end of the quarter) which is less prone to this problem

c)	The Company has implemented a revised bonus system, designed to further link bonus to operating results.

During the quarter, the Company’s operations reached certain hurdles in several important areas:

a)	The Company completed the development of 8 Upper D South sublevels which began producing significant longhole tonnage, and continued development of the Upper D North

b)	The cross-cut at the 5300-foot level produced 922 ounces of gold from 1,419 tons of ore grading 0.65 ounces of gold (104 samples) in July and August

c)	The mechanical (equipment) availability and reliability has improved substantially

Details of First Quarter FY- 2007 Results

The Company incurred a loss for the quarter ended July 31, 2006 (Fiscal 2007) of $3,295,420 or $0.06 per share, which compares with a loss of $0.12 per share or a loss of $5,402,213 for the same period fiscal 2006.

Gold revenues were 15% higher at $8,517,052 (2006- $7,393,952), with a 30% increase in gold price offset by a 15% reduction in ounces sold. Operating costs reduced to $8,098,549 (2006-$10,460,243). This decrease was a function of volume and improved productivity from the considerable investments made in training, modernizing and upgrading infrastructure and equipment. The exploration program to fully capitalize on the exploration potential of the company’s mining properties continued with exploration expenditures of $1,982,308 (2006-$1,222,788).

Financial Highlights (all amounts in thousands of Canadian dollars, except shares and per share figures)	3 months ended July 31 2006 2005
Revenue
Operating Costs
Exploration Expenditure
Net (loss)
Per share (basic and diluted)
Cash Flow (used) for operating activities
Cash Flow from financing activities
Cash Flow (used) for investing activities
Net increase (decrease) in cash
Cash at end of period
Total Assets
Total Liabilities
Working Capital
Weighted average number of shares outstanding	8,517 8,095 1,982 (3,295) (0.06) (9) 15,674 (2,782) 12,782 22,194 74,181 12,882 17,186 52,367,173	7,394 10,460 1,223 (5,402) (0.12) (2,029) 1,057 (3,060) (4,032) 2,401 8,259 10,932 (2,673) 45,516,828

The 1st quarter FY-2007 financial statements and Management’s Discussion and Analysis are available on SEDAR at www.sedar.com.

Highlights of the production results are:

  55,230 tons of rock were hoisted from underground operations, of which 36,742 tons were milled as ore producing 12,707 ounces. (2006: hoisted tons: 56,670, milled tons: 28,970, production ounces: 11,425).

  3,413 feet (2006: 2,891 feet) of lateral and vertical operating stope development was completed, an increase of 18%.

  Ore grade to the mill was 0.357 ounces per ton (calculated head grade; 2006: 0.404) for the quarter vs. a forecast grade of 0.44. Dilution from various sources, and delays in mining higher-grade areas until the second quarter, are responsible for the lower grade than forecast.
	3 months ended July 31
	2006	2005
Tons hoisted (ore)	33,410	28,129
Tons hoisted (waste)	21,820	28,541
Tons Milled	36,742	28,970
Ozs/ produced	12,707	11,425
Longhole drilling (feet)	40,428	36,459
Operating Lateral Development (feet)	2,849	2,420
Operating Raise Development (feet)	564	579
Definition Drilling (feet)	10,979	18,425

Highlights of the exploration results are:

  Drifting on two branches of the Lower D North Zone from the new cross cut has intersected 0.93 opt (cut; 1.23 opt uncut) over 7.3 feet width along a strike length of 86 feet, and 1.35 opt (cut; 2.12 opt uncut) over 6.4 feet width along a strike length of 67 feet. A number of other structures have chip samples as high as 2.43 opt over 6.0 feet width. Muck samples from the two branches and the entire area between have averaged 1419 tons of 0.65 opt (104 samples). One structure exhibits a change in direction and an increase in dip (from 45 degrees to 70 degrees); the intersection of 3.34 opt over 16.8 feet is located on the fold and a test hole into the east wall of the fold grades 0.80 opt over 6 feet. The true width of this zone is unknown.

  Drill hole 50-740 has intersected 5.57 ounces of gold per ton (uncut) over a core length of 50 feet, including 181.5 ounces of gold per ton (opt) over a core length of 1.0 feet. With all high assays cut to 3.50 opt, the interval averages 1.11 opt over a core length of 50 feet.

  The 181.5 opt assay over a core length of 1.0 feet within the 50 foot intersection is the highest recorded drill hole intersection in the history of the Kirkland Lake Camp and replaces LK Zone discovery hole which held the previous record of 102.5 opt over 1.5 foot core length. (See press release dated September 20, 2004). The interval is characterised by an extraordinary abundance of telluride, in places semi-massive within the 1.0 foot section. Both follow-up chemistry and microscopy work has verified the abundant telluride, thought to be calaverite.

  Check assays (pulps and rejects) on the high-grade interval include 175.22 opt, 188.56 opt, 172.96 opt, and 189.42 opt averaging 181.54 opt.

  Of the 24 core samples comprising the 50 foot interval, 13 assayed greater than 1 opt and 4 assayed greater than 3.5 opt.

  The dip of the mineralization at the intersection point may vary from -40 degrees to -60 degrees; further drilling will be required to accurately determine the dip and true width, which is estimated to be from 22 feet to 39 feet.

  The intersection is located 360 feet east of the drift on the 5300 Level where ore has been followed on 2 of 4 ore-bearing structures comprising a 50 foot width; it is 140 feet west of previously announced drill hole 50-696 which assayed 0.49 opt over 11.2 feet of core (see press releases dated August 10th, 2006 and February 14th, 2006). The ore in the drift is thought to be the same as that in the intersection because of the direction of the ore, the visual similarities, the presence of similar very coarse tellurides, high grades, and similar widths

  The mineralization comprises highly altered tuff, mineralized with up to 20% disseminated pyrite bridging a tuff/porphyry contact.

  The previously termed #6 Splay has been re-named as the #7 Break as it proving to be a much more substantial structure than previously thought. At least two parallel, stacked hanging wall mineralized structures associated with the #7 Break have been intersected from the 5300 X-Cut drilling as well as the Lower D North Zone.

  The cross cut is now within 700 feet of the intended bulk sample area on the New South Zone where a previous intersection returned a 124.4 foot intersection of 1.4 opt.

  The new zones are different than the historically-mined quartz-hosted gold in that they comprise more consistently grading sulphide gold zones along extensive structures and are consistent with previous discoveries to the south including the Lower D Zone

In-house metallurgical testing on core samples submitted from the New South Zone indicates that a 96.2% recovery may be achieved by using standard milling procedures.

Queenston Mining Inc. and the Company entered into a 50%-50% joint venture to explore the Kirkland Lake West (“KLW”) property owned by Newmont Mining Corporation of Canada Limited. The KLW property, which adjoins the western boundary of the Company’s Macassa Mine, is thought to contain the extension of the Main/04 Break ore horizon, on the western side of a major north/south fault which separates the two properties. Development on the 4700-foot level, of a cross-cut to be used for diamond drilling, took place during the quarter and a drill was mobilized at the end of July.

The results of the Company’s diamond drilling program disclosed herein have been reviewed, verified (including sampling, analytical and test data) and compiled by Michael Sutton P.Geo., the Company’s Chief Geologist (a ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators). See the Company’s news release dated August 2, 2006 for details of the key assumptions, parameters and methods used to estimate gold resource and reserve estimates as at April 30, 2006.

About the Company

The Company purchased the Macassa Mine and the 1,500 tons per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(Hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve and resource report prepared by Glenn R. Clark, P. Eng., entitled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario dated July 18, 2006. Both of these technical reports have been filed on SEDAR (www.sedar.com).

For further information, please contact:

Brian Hinchcliffe	Scott Koyich
President	Investor Relations
Phone 1 705 567 5208	Phone 1 403 215 5979
Fax 1 705 568 6444	E-mail: info@klgold.com
E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

Chelsea Hayes
Pelham Public Relations
Phone 020 7743 6675
E-mail: chelsea.hayes@pelhampr.com

     Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, and were audited by Glenn R. Clark & Associates Limited (an independent geological and mining consulting firm). The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.